FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2014

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of January 2014and incorporated by reference herein is the Registrant's immediate report dated January 7, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: January 7, 2014

PRESS RELEASE

Formula Systems Finalizes Terms of NIS 200 Million loan

Or Yehuda, Israel, January 7, 2014 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a leading provider of software consulting services, computer-based business solutions and proprietary software products, today announced that it has finalized the terms of a NIS 200 million loan to be extended to it by a leading Israeli institutional investor. The loan will be secured by certain of the shares of each of Formula’s publicly held subsidiaries Magic Software Enterprises, Matrix I.T and Sapiens International Corporation owned by Formula.

The loan's average duration is approximately four years (paid over a period of 6 years) and carries fixed annual interest rate of 5.5%. The company intends to use the loan proceeds to promote new investments as well as for the continued investment in its foregoing three subsidiaries, all in accordance with its growth and business development strategies. Following the finalization of the loan Formula will have zero net debt on a standalone basis.

Mr. Guy Bernstein, Formula’s CEO, noted: “This loan reflects the trust and confidence in us and in our plans for the continued development of the group, and will allow us to seek and promote new initiatives that we believe will create value for the shareholders of Formula and its subsidiaries.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its public company subsidiaries Matrix, Sapiens Corporation and Magic Software, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.